UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

Dated:  March 15, 2011

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___                   Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: March 15, 2011	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release                                                                                            Date: March 15, 2011
11-12-TR

Teck Announces Tentative Collective Agreement at its Elkview Operation

Vancouver, BC – Teck Resources Limited (“Teck”), (TCK.A and TCK.B, NYSE: TCK) announced today that Teck and Local 9346 of the United Steelworkers of America have reached a tentative collective agreement covering the Elkview operation.  The union ratification vote is scheduled to be complete by Saturday, March 19, 2011. The tentative agreement is for a 5 year term, expiring October 31, 2015. Pending the successful ratification of the agreement by the union membership, full production at the mine is expected to resume by March 22, 2011.  No other terms of the agreement will be disclosed until the ratification vote is complete.

About Teck Resources

Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy.  Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.  www.teck.com

Investor Contact: Greg Waller Vice President, Investor Relations & Strategic Analysis Tel.: (604) 699.4014 email: greg.waller@teck.com	Media Contact: Nic Milligan Manager, Community & Government Affairs Tel.: (250) 425.3335 email: nic.milligan@teck.com	Media Contact: Marcia Smith Vice President, Corporate Affairs Tel.: (604) 699.4616 email: marcia.smith@teck.com